Exhibit 12

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,					Nine Months Ended September 30, 2003
	1998	1999	2000	2001	2002
Earnings:
Loss before provision for income taxes	$(5,477,880)	$(5,117,067)	$(4,518,327)	$(5,710,243)	$(5,086,563)	$(4,342,357)
Fixed charges	95,998	95,416	155,163	295,293	383,357	278,851

	$(5,381,882)	$(5,021,651)	$(4,363,164)	$(5,414,950)	$(4,703,206)	$(4,063,506)

Fixed charges:
Interest expense	$—	$—	$3,455	$33,485	$125,181	$87,928
Estimate of interest portion of rent expense	95,998	95,416	151,708	261,808	258,176	190,923

	$95,998	$95,416	$155,163	$295,293	$383,357	$278,851

Deficiency of earnings available to cover fixed charges	$(5,477,880)	$(5,117,067)	$(4,518,327)	$(5,710,243)	$(5,086,563)	$(4,342,357)

Ratio of earnings to fixed charges*	—	—	—	—	—	—

*	Because of the deficiency of earnings available to cover fixed charges, the ratio information is not applicable.